PW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

10033002

ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8- 32099

RECEIVED DEC 2010 WASH., D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 EAST CAMELBACK ROAD
(No. and Street)

PHOENIX	ARIZONA	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

2432 W. PEORIA AVE., STE 1282	PHOENIX	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ROBERT W. LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAWSON FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LONA M NANNA
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
January 04, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Lawson Financial Corporation

3352 E. Camelback Rd.
Phoenix, AZ 85018

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which were agreed to by Lawson Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Lawson Financial Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lawson Financial Corporation's management is responsible for the Lawson Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, check number 38141, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the general ledger and company's the quarterly income and expense summary worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, the quarterly income and expense summary worksheet, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 24, 2010

Schumann Adriano & Company, P.L.L.C.

Schumann, Adriano & Company, P.L.L.C.

FINRA

Financial Industry Regulatory Authority

By First Class Mail and Certified Mail #7010 1060 0001 0851 0852

SEC MAIL PROCESSING SECTION RECEIVED DEC 16 2010 WASH, D.C. 211

CONFIDENTIAL

December 9, 2010

Mr. Robert Lawson
President
Lawson Financial Corporation
3352 East Camelback Road
Phoenix, AZ 85018

RE: Lawson Financial Corporation, Annual Audit

Dear Mr. Lawson:

This acknowledges receipt of your September 30, 2010, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A copy of the Independent Accountant's Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation.

Based on the above, your filing does not comply with requirements of the SEC Rule 17a-5. We urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provision of FINRA Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC Regional Office, and two copies to SEC Washington, D.C. Office. Your submissions must include a new complete Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **December 22, 2010.** Questions may be addressed to your Regulatory Coordinator, Shane Sutherland at (303) 446-3136.

Sincerely,

Brent M. Poley
Examination Manager

Enclosure: X-17A-5 Part III Facing Page and Oath and Affirmation

cc: SEC Central Regional Office
Schumann, Adriano & Company, PLLC

District 3A
4600 S. Syracuse St., Suite 1400
Denver, CO 80237-2719

t 303 446 3100
f 303 620 9450
www.finra.org